EXHIBIT 99.1

Immediate Release

David Raisbeck Steps Down From CP’s Board of Directors

Calgary, AB, June 11 2012 - Canadian Pacific Railway (TSX: CP) (NYSE: CP) today advised that, for personal reasons, David Raisbeck has decided to resign from the CP Board of Directors, a position he has held since October 2009.

During his tenure, Mr. Raisbeck served on various Board committees, including the Audit, Finance and Risk Committee, the Management Resources and Compensation Committee and the Pension Committee.

“David has served this Company well, investing his valuable time, talent and wisdom.  The Board wishes to thank him for his many contributions to the Company and wishes him well in his future endeavours,” said Paul Haggis, Chairman of the Board.

At this time the Board does not intend to fill the vacancy created by Mr. Raisbeck’s departure.

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Contacts:
Media
Mark Seland
Tel.:  403-540-7178
24/7 Media Pager: 855-242-3674
email: Mark_Seland@cpr.ca

Investment Community
Janet Weiss
Tel.: 403-319-6170
email: investor@cpr.ca